Exhibit 99.1

Brookfield Asset Management Inc.

BROOKFIELD ASSET MANAGEMENT COMPLETES ANNUAL FILINGS

Brookfield, News, March 30, 2016 – Brookfield Asset Management Inc. (NYSE: BAM) (TSX: BAM.A) (Euronext: BAMA) announced today that it has filed its 2015 annual report on Form   40-F, including its audited financial statements for the year ended December 31, 2015, with the SEC on EDGAR as well as with the Canadian securities authorities on SEDAR. These documents are also available at www.brookfield.com and a hard copy will be provided to shareholders free of charge upon request.
Brookfield Asset Management Inc. Brookfield Asset Management Inc. is a global alternative asset manager with over $225 billion in assets under management. The company has more than a 100-year history of owning and operating assets with a focus on property, renewable energy, infrastructure and private equity. Brookfield offers a range of public and private investment products and services, and is co-listed on the New York, Toronto and Euronext stock exchanges under the symbol BAM, BAM.A and BAMA, respectively. For more information, please visit our website at www.brookfield.com.

Please note that Brookfield’s previous audited annual and unaudited quarterly reports have been filed on EDGAR and SEDAR and can also be found in the investor section of its website at www.brookfield.com. Hard copies of the annual and quarterly reports can be obtained free of charge upon request.

For more information, please visit our web site at www.brookfield.com or contact:

Media: Andrew Willis Communications and Media Tel: (416) 369-8236 Email: andrew.willis@brookfield.com	Investors: Linda Northwood Investor Relations Tel: (416) 359-8647 Email: linda.northwood@brookfield.com

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